Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092

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June 21, 2010
VIA EDGAR CORRESPONDENCE FILING
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lender Processing Services, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed February 23, 2010
Form 10-Q for the Period Ended March 31, 2010
Filed May 7, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 5, 2010
File No. 1-34005
Dear Mr. Owings:
We hereby submit the following responses to the comment letter dated May 28, 2010 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Form 10-K of Lender Processing Services, Inc. (“LPS” or the “Company”) for the year ended December 31, 2009, the Company’s Form 10-Q for the quarterly period ended March 31, 2010 and the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 5, 2010. To assist your review, we have retyped the text of those comments below.
Form 10-K for the Year Ended December 31, 2009
Item 15. Exhibits and Financial Statement Schedules, page 82
1.	We note that you have incorporated by reference into your annual report as Exhibit 10.1 the Credit Agreement dated as of July 2, 2008 filed as Exhibit 4.5 to your registration statement on Form S-8 on July 8, 2008. In the Table of Contents to that Credit Agreement, it appears that the agreement contains certain schedules and
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exhibits that you did not file with the Credit Agreement or elsewhere. Please file a current report on Form 8-K that includes the schedules and exhibits to the Credit Agreement or tell us why it is not appropriate for you to do so.
The Company has today filed a Form 8-K that includes a complete copy of the Credit Agreement dated as of July 2, 2008 that was filed without exhibits and schedules with its Form S-8 on July 8, 2008.
Definitive Proxy Statement on Schedule 14A
Certain Information About Our Directors, page 4
2.	We note your disclosure in this section regarding each director’s specific experience, qualifications, attributes, or skills that led you to the conclusion that he or she should serve as your director in light of your business and structure as required by Item 401(e)(1) of Regulation S-K. However, you must provide greater detail regarding certain of your directors’ experiences. Therefore, please explain to us, and confirm you will disclose in future filings, how the experiences of the following individuals uniquely qualify them to be a director in light of your business and structure:
•	Please tell us why you believe Jeffrey S. Carbiener has the integrity, values, and good judgment to make him well-suited to serve on your board and why these qualities are important in his service.

•	Please describe for us the perspective that Lee A. Kennedy would be able to bring to the board by virtue of his longtime service as a leader of a complex business organization that would be beneficial to serving on your board and why you believe he has gained this perspective from his experiences.

•	Please explain to us David K. Hunt’s board committee experience that you state he has gained and why you believe this experience enhances his ability to more effectively serve on your board committees.

•	Please describe for us how James K. Hunt’s experiences led you to believe that he is able to understand the issues facing a company with significant leverage and why this quality is important for his service on your board.
The Company notes the Staff’s comment and has addressed the Staff’s comment in the draft disclosure provided below. The Company will provide similar disclosure in its future filings.

CERTAIN INFORMATION ABOUT OUR DIRECTORS
Jeffrey S. Carbiener. Jeffrey S. Carbiener has served as our President and Chief Executive Officer since the spin-off and has served as our director since March 2009. He served as Executive Vice President and Chief Financial Officer of Fidelity National Information Services, Inc. (“FIS”), our former parent, from February 2006 until the spin-off, and served as the Executive Vice President and Group Executive, Check Services of Certegy Inc. (“Certegy”) from June 2001 until the time of the Certegy merger in February 2006. Prior to joining Certegy, Mr. Carbiener served as Senior Vice President, Equifax Check Solutions, a unit of Equifax Inc., from February 1998 until June 2001. In determining that Mr. Carbiener should serve as a director, our board considered the deep knowledge and understanding of our operations and our industry that Mr. Carbiener has obtained as our Chief Executive Officer, as well as through his service in leadership positions with FIS, Certegy and Equifax. Our board believes that Mr. Carbiener has demonstrated integrity, values and good judgment in the leadership positions in which he has served, and believes those qualities make him well-suited to provide thoughtful and well-reasoned input as a member of our board of directors.
Lee A. Kennedy. Lee A. Kennedy has served as a director of our Company since May 2008, as Chairman of our Board since March 2009, and as our Executive Chairman since September 2009. Mr. Kennedy also serves as interim Chairman and Chief Executive Officer of Ceridian Corporation, a position he has held since January 2010. Mr. Kennedy served as President and Chief Executive Officer of our former parent FIS from the time of the Certegy merger in February 2006 until October 2009, and as Executive Vice Chairman of FIS from October 2009 until March 2010. Prior to the Certegy merger in February 2006, Mr. Kennedy had served as the Chief Executive Officer of Certegy since March 2001 and as the Chairman of Certegy since February 2002. Prior to that, he served as President, Chief Operating Officer and a director of Equifax Inc., a provider of consumer credit and other business information, from June 1999 until Certegy was spun off from Equifax in June 2001. Mr. Kennedy also serves on the board of directors of Ceridian Corporation, and has served on the boards of directors of FIS and Equifax Inc. in the past five years. In determining that Mr. Kennedy should serve as a director, our board considered the deep knowledge and understanding of our operations and our industry he gained as President and Chief Executive Officer of our former parent. The board also believes that, as a result of Mr. Kennedy’s longtime service as a leader of a complex business organization, he can provide the board with valuable insight into the challenges the Company may face as it grows and continues to operate in a regulated industry.
David K. Hunt. David K. Hunt has served as a director of our Company since February 2010. Since December 2005, Mr. Hunt has been a private investor. He previously served as the non-executive Chairman of the Board of OnVantage, Inc., a provider of corporate spend management and supplier marketing technology for global professional meetings and events, from October 2004 until December 2005. Prior to that, he served as the Chairman and Chief Executive Officer of PlanSoft Corporation, an internet-based business-to-business solutions provider in the meeting and convention industry, a position he held from May 1999 to October 2004. Mr. Hunt also serves on the board of directors of our former parent, FIS, where he serves as a member of both the audit and compensation committees. In determining that Mr. Hunt should serve as a director, our board considered his long familiarity with our businesses and industry which he acquired as a director of FIS prior to the spin-off. The board also considered Mr. Hunt’s experience on the audit and compensation committees of FIS and his familiarity with the responsibilities of those committees and the issues they consider, which we believe enhances his ability to more effectively serve on the audit and compensation committees of our board.
James K. Hunt. James K. Hunt has served as a director of our Company since May 2008. He served as a director of FIS from April 2006 until the spin-off date. Since May 2007, Mr. Hunt has served as Chief Executive Officer and Chief Investment Officer of THL Credit Group, L.P., a credit affiliate of Thomas H. Lee Partners, L.P. providing capital to public and private companies for growth, recapitalizations, leveraged buyouts and acquisitions. Previously, Mr. Hunt founded and was CEO and Managing Partner of Bison Capital Asset Management, LLC, a private equity firm, since 2001. Prior to founding Bison Capital, Mr. Hunt was the President of SunAmerica Corporate Finance and Executive Vice President of SunAmerica Investments (subsequently, AIG SunAmerica). Mr. Hunt also serves as a director of Primus Guaranty, Ltd., and formerly served on the board of our former parent FIS. In determining that Mr. Hunt should serve as a director, our board considered his experience in managing financial services companies and in capital markets. The board also considered Mr. Hunt’s experience in overseeing the management of significantly leveraged companies in which his private equity firms have invested, and his ability to understand the issues we may face as a result of our significant debt under our credit agreement and senior notes.
Compensation Discussion and Analysis and Executive and Director.... page 11
Establishing Executive Compensation Levels, page 12
3.	You state that, when determining the overall compensation for your executive officers, you consider market place compensation practices and generally focus on levels of compensation from the 50th to the 75th percentiles of market data. Also, although you state that you make compensation decisions based on many factors, you state that your executive compensation for 2009 was set to be within a competitive range of the peer group companies you disclose. Therefore, it appears that you benchmark total and component compensation of each officer’s position against one or more appropriate job matches from other companies. Please explain to us in greater detail, and confirm you will disclose in future filings, the benchmarking data of other companies that you consider in your compensation program and discuss their components in greater detail. See Item 402(b)(2)(xiv) of Regulation S-K. Please consider, for guidance, the Division of Corporation

Finance’s Compliance and Disclosure Interpretation 118.05 under the section entitled “Regulation S-K” (July 3, 2008). Alternatively, if you do not believe you benchmark total and component compensation, please tell us the basis for this belief and confirm that you will disclose this basis in future filings.
The Company’s Compensation Committee reviewed marketplace surveys, consisting of a Towers Perrin general executive compensation survey and a general survey of all publicly traded companies with a revenue range of $2 billion to $3 billion. The Towers Perrin survey contains compensation data relating to base salary, annual incentive and equity compensation (as well as a total of these three components) on a position-by-position basis. The Compensation Committee reviewed the Towers Perrin survey information for the positions that the Company’s named executive officers hold, and applied a formula contained in the survey that allows for the adjustment of the survey’s compensation amounts to take into account differences in revenues between the survey companies and the Company. The Compensation Committee also reviewed the general survey of companies with a revenue range of $2 billion to $3 billion for compensation levels with respect to base salary, annual incentives, equity compensation, pension, deferred compensation, and the total of the foregoing, as well as pay mix, on a position-by-position basis (and with respect to Mr. Kennedy, limited their review to such companies with a separate executive chairman position).
The Compensation Committee also reviewed compensation data relating to a peer group of 16 publicly-traded companies when considering the compensation levels and pay mix of the Company’s named executive officers other than Mr. Kennedy. This peer group of 16 companies was not reviewed in connection with Mr. Kennedy’s compensation because these companies did not generate enough data with respect to the position of a separate executive chairman. The Compensation Committee’s compensation consultant, Strategic Compensation Group, provided information to the committee on the 50th, 75th and 90th percentile levels of total compensation (consisting of salary, target annual incentive, equity grant, pension and deferred compensation) in this group of 16 companies for each named executive officer’s position (other than Mr. Kennedy). The named executive officers’ proposed 2009 total compensation levels were between the 50th and 75th percentiles.
The Compensation Committee considered all of this compensation data in making its compensation decisions in 2009. While its ultimate compensation decisions were subjective judgments, it reviewed this data to assess whether the named executive officers’ proposed compensation was within a “market” range of compensation. The Compensation Committee also used the compensation data in its determination of the size of the named executive officers’ equity grants, which is discussed in the response to question 10 below, and in decisions relating to base salary changes, which is discussed in the response to question 6, below.
The Company confirms that it will disclose in future filings the benchmarking data of other companies that it considers in its compensation program and will discuss their components in greater detail.
4.	Regardless of whether or not you believe you benchmark total and component compensation, please clarify for us, and confirm you will disclose in future filings, the manner in which you use the factors you discuss in this section, including financial performance, individual performance, and an executive’s experience, knowledge, skills, level of responsibility, and expected impact on your future success, in determining each named executive officer’s compensation.
When determining the Company’s named executive officers’ compensation levels, the Compensation Committee considers quantitative factors (such as financial performance) and qualitative factors (such as the executive’s individual performance, experience, knowledge, skills, level of responsibility and expected impact on the Company’s future success). However, the compensation decisions are not formulaic and the members of the Compensation Committee are not required to assign precise weights to the different factors considered in reaching their individual and ultimately collective business judgment to approve compensation.
Of the factors referred to above, prior year financial performance is generally the most significant factor in the judgments of the Compensation Committee and is considered the most significant measure of individual performance. In the case of Messrs. Carbiener and Chan, the overall financial performance of the Company is the most important consideration. In the case of Messrs. Scheuble and Swenson, the Compensation Committee considers both the performance of the Company overall as well as the performance of the business units each of those executives oversees. Among the key financial performance metrics considered by the Compensation Committee in setting 2009 compensation levels were 2008 pro-forma revenue growth, adjusted earnings per share, actual free cash flow compared to budgeted free cash flow and proactive cash flow management measures undertaken. The committee also considered information the board of directors received with respect to the Company’s budget and strategic initiatives. The Compensation Committee also considered each executive’s contribution to the successful completion of the Company’s spin-off from FIS. The other individual qualitative factors described above, such as the individual’s qualitative performance, experience and expected impact on future success, were also considered, although the Committee did not weight those factors as heavily as financial performance. Each individual was considered to be performing his job well and consistently with the Compensation Committee’s expectations.
In the case of Mr. Kennedy, however, prior year financial performance was not a factor in the Compensation Committee’s decision, due to the fact that Mr. Kennedy became executive chairman in mid-year 2009 and therefore was not a contributor as an executive to the 2008 results. Instead, the committee focused on Mr. Kennedy’s experience, knowledge and expected impact on the Company’s success.
In addition to these factors, as described above, the Compensation Committee considers marketplace data, as described in question 3 above, to confirm its sense of the market, generally focusing on levels of compensation in the 50th to 75th percentiles of the market data.
The Company confirms that in future filings it will disclose the manner in which it uses factors such as those discussed above in determining the compensation of named executive officers.
Role of Compensation Consultants, page 13
5.	Please tell us, and confirm you will disclose in future filings, whether your chief executive officer met with representatives of Strategic Compensation Group, LLC regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Strategic Compensation Group works, if any. Also, please describe in greater detail the nature and scope of Strategic Compensation Group’s assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties. See Item 407(e)(3)(iii) of Regulation S-K.
Mr. Carbiener had telephonic meetings with representatives of Strategic Compensation Group, the Compensation Committee’s compensation consultant, regarding the compensation of his direct reports (which includes the other named executive officers). Mr. Carbiener did not discuss his own compensation with the consultant. The Compensation Committee’s consultant discussed Mr. Carbiener’s compensation only with the committee.
At the direction of the Compensation Committee, members of management including Mr. Carbiener, Mr. Chan, Todd C. Johnson, the Company’s General Counsel, and Colleen E. Haley, the Company’s Assistant Corporate Secretary, assisted the consultant to gather financial information about the Company and stock ownership information for the Company’s executives for inclusion in the consultant’s reports to the Compensation Committee, and coordinated with the committee’s chairman and the consultant in preparing the committee’s meeting agendas. Mr. Chan also assisted the Consultant with the setting of performance targets for the Company’s incentive plans.
The Compensation Committee engaged its compensation consultant to gather marketplace data on compensation, including annual salary, annual incentives, long-term incentives, other benefits, total compensation and pay mix. The Compensation Committee did not limit the consultant’s discretion in selecting the surveys and peer group companies that are contained in this marketplace data. In addition, the consultant is engaged to conduct an annual review of compensation of all of the Company’s officers, including the named executive officers, and of the Company’s Board of Directors, and to propose compensation amounts with alternatives for the committee to consider. In the process, the consultant is instructed to first provide its recommendations to Mr. Hunt, the chairman of the Compensation Committee, and to Mr. Carbiener (other than with respect to Mr. Carbiener’s compensation). After receiving input from those two individuals, the consultant then presents its evaluation and proposals to the full committee. The consultant also assisted the Compensation Committee in its review of the risks to the Company of its compensation policies and practices for all employees. The Compensation Committee may also give specific assignments to its consultant from time to time. For example, in 2009 the Compensation Committee requested that its consultant propose salary and annual and long term incentive awards for Mr. Kennedy when he became the Company’s Executive Chairman. The Compensation Committee may also ask for the consultant’s assistance when it is considering a special or one-time compensation arrangement. In addition, members of the Compensation Committee have discussions with the consultant between meetings as specific questions arise.
In future filings, the Company confirms that it will disclose whether the Chief Executive Officer met with representatives of the Compensation Committee’s consultant regarding his compensation or the compensation of other named executive officers, and it will identify the members of management with whom the consultant works, if any. Further, it will disclose in greater detail the nature and scope of Strategic Compensation Group’s assignment (or any other consultant the committee may use) and the material elements of the instructions or directions given to the consultant regarding the performance of its duties.
2009 Executive Compensation Components, page 14
Base Salary, page 14
6.	We note that, in 2009, you approved increases to the base salaries of Francis K. Chan, Daniel T. Scheuble, and Eric D. Swenson of $50,000, $25,000, and $6,000, respectively, and you did not increase the base salary of Jeffrey S. Carbiener. You state that the salary increases, or the lack of salary increase in Mr. Carbiener’s situation, was based on the responsibilities of the position of each executive, his level of experience, and his ability to impact company-wide performance. Please tell us, and confirm you will disclose in future filings, the specific performance-related or other reasons that you decided to increase or not increase the base salary of each executive officer in 2009.
Shortly after the Company’s spin-off from FIS in July 2008, the Compensation Committee set base salaries for the named executive officers for the first time under the Company’s compensation program as a stand-alone public company. In March 2009, the Compensation Committee reviewed these base salaries and also considered the executives’ responsibilities in their positions as compared to the level of responsibility that was first contemplated just after the Company’s spin-off. The Compensation Committee determined that Mr. Scheuble’s position entailed more responsibility than initially thought, so it approved an increase in his base salary by an amount it deemed appropriate (although it did not use any mathematical formula to arrive at the amount it found to be appropriate).
As discussed in the response to question 3, above, the Compensation Committee reviews marketplace data to determine whether the various elements of the Company’s named executive officers’ compensation are within an appropriate “market” range. In March 2009, the Compensation Committee approved an increase in Mr. Chan’s base salary to bring his total compensation (including his target bonus, which depends on his base salary) to between the 50th and 75th percentiles of chief financial officers’ total compensation as reflected in the marketplace data.
Mr. Swenson previously received an annual car allowance of $6,000. The increase in Mr. Swenson’s base salary was implemented concurrently with the elimination of that perquisite.
The Compensation Committee did not increase Mr. Carbiener’s base salary in March 2009 because his level of responsibilities did not materially differ from the level that was expected when his salary was set in 2008. The Compensation Committee determined that his salary continued to be in an appropriate “market” range, and none of the other Company performance or individual factors described above required a change in base salary.
The Company confirms that it will disclose in future filings the specific performance-related or other reasons why it decides to increase or not increase the base salary of each named executive officer.
7.	You state that, in determining Lee A. Kennedy’s salary, you considered his “unique experience and ability to contribute to
[y]our long-term strategy and success, as well as the fact that he is not able to dedicate 100% of his time to LPS matters on a day-to-day basis.” Please describe for us, and confirm you will disclose in future filings, Mr. Kennedy’s unique experience and ability to contribute to your long-term strategy and success that led you to establish his salary as $250,000.
In establishing Mr. Kennedy’s salary, the Compensation Committee considered the deep knowledge and understanding of the Company’s operations and industry he gained as President and Chief Executive Officer of the Company’s former parent. Mr. Kennedy’s unique understanding of and experience in the industry in which the Company operates allows him to provide valuable advice and guidance to the Company and its management, primarily with respect to long-term planning and strategic decisions. Because Mr. Kennedy’s focus is on strategic business decisions that can affect the Company’s long-term results and stock price, his compensation is weighted more heavily towards long-term equity incentives and less so towards short-term incentives and salary.
The Company confirms that it will disclose in future filings, as applicable, the unique experiences and/or ability to contribute to the Company’s long-term strategy and success that leads it to establish base salary for the named executive officers.
Annual Performance-Based Cash Incentive, page 15

8.	We note that your revenue, adjusted net earnings, and adjusted free cash flow performance targets were exceeded in 2009. However, please explain to us, and confirm you will disclose in future filings, how you determined that the revenue, adjusted net earnings, and adjusted free cash flow results for 2009 exceeded your targets by such an amount that you awarded your officers the maximum amount of the annual performance-based cash compensation.
The threshold, target and maximum goals under the Company’s annual performance-based cash incentive plan are generally established during the first quarter of each year. The determination of the amount by which the Company’s results exceeded the targets is objective and based on actual results. Annual incentive awards for 2009 for the Company’s named executive officers were based on meeting objectives for revenue (threshold of $2,027.3 million, target of $2,058.2 million, and maximum of $2,089.1 million); adjusted net earnings (threshold of $248.6 million, target of $256.1 million, and maximum of $263.5 million); and free cash flow (threshold of $227.9 million, target of $245.0 million, and maximum of $262.2 million). In 2009, actual revenue, adjusted net earnings and free cash flow (each as adjusted as permitted under the annual incentive plan) were $2,366.3 million, $300.0 million and $348.9 million, respectively. As a result, the maximum was exceeded for each objective and the named executive officers received the maximum amount of annual performance-based cash compensation.
The Company confirms that it will disclose in future filings the threshold, target and maximum levels, and the results, for each of the annual performance-based cash incentive objectives so that it is clear that the results led to the applicable annual incentive payments made to the named executive officers.
9.	You state that, when approving the 2009 performance targets, you determined that the final calculations would be subject to adjustment for federal and state regulatory actions, acquisitions, divestitures, major restructuring charges, significant changes in revenue mix, and non-budgeted discontinued operations. Please describe for us, and confirm you will disclose in future filings, the exact adjustments you made to each performance target in calculating the 2009 performance results. Also, please provide for us the performance target results that you would have achieved without any adjustments and what each executive’s annual performance-based cash compensation would have been without any adjustments.
In 2009, LPS had actual revenue of $2,370.5 million, adjusted net earnings of $294.7 million, and free cash flow of $344.9 million. In determining the achievement of its 2009 performance goals under the annual incentive plan, LPS adjusted its revenue, adjusted net earnings and free cash flow by $(4.2) million, $(0.3) million, and $(0.3) million, respectively, to exclude from its 2009 results the impact of the acquisition of Tax Verification Bureau, Inc. in June 2009 and the acquisition of the assets of NRC Rising Tide National Auction & REO Solutions, LLC in October 2009. LPS also adjusted its adjusted net earnings by $5.6 million and its free cash flow by $4.3 million to exclude the impact of the separation payments made to Messrs. Foley, Lane and Thompson in connection with their retirement from LPS’s board of directors. Without taking into consideration the above-described adjustments, LPS’s results relating to the 2009 performance goals exceeded the maximum level with respect to each of the objectives and the incentive awards earned by its named executive officers would have been at the same maximum levels. The Company confirms that it will disclose this information in future filings.
Long-Term Equity Incentive Awards, page 16
10.	You state that you awarded grants of nonqualified stock options and restricted stock in May 2009 to each of your named executive officers based on five factors you disclose on pages 16 and 17. Please explain to us, and confirm you will disclose in future filings, how you used these factors to determine the specific amount of nonqualified stock options and restricted stock you awarded to each named executive officer.
In order to encourage the alignment of the interests of the Company’s named executive officers with those of its shareholders, a significant percentage of their total compensation is allocated to long-term equity based incentives. In determining the specific amount of equity to be granted to the Company’s named executive officers in 2009, the Compensation Committee applied the approach described in the response to question 4 above. As described in that response, for Messrs. Carbiener, Chan, Scheuble and Swenson, the committee considered marketplace data, financial performance as a measure of individual performance and individual qualitative factors such as those described on pages 16 and 17 of the proxy statement. For Mr. Kennedy, qualitative factors and marketplace data were considered. Grants to Messrs. Carbiener, Chan, Scheuble and Swenson had dollar values that were within the 50th to 75th percentiles of grants to comparable officers in the study group. As described in the response to question 7, Mr. Kennedy’s compensation was more heavily weighted to equity and less to salary and annual incentives. As a result, although his total compensation was nonetheless within the range of the 50th to the 75th percentile of comparable officers, his equity grant was above the 75th percentile. As stated above, however, the marketplace data was not used as a target but rather as a point of reference in making compensation judgments.
The Company confirms that it will disclose in future filings the factors considered, and how it uses such factors, when determining the specific amount of equity awarded to each named executive officer.
The Board, page 38
Board Leadership Structure, page 38
11.	We note your description of the leadership structure of the board, including that you separate the roles of chief executive officer and chairman of the board and you appoint an independent director to serve as your lead director on an ongoing basis. Additionally, please indicate for us, and confirm you will disclose in future filings, why you have determined that your leadership structure is appropriate given your specific characteristics or circumstances. See Item 407(h) of Regulation S-K.
The Company notes the Staff’s comment and has addressed the Staff’s comment in the draft disclosure provided below. The Company will provide similar disclosure in its future filings.
Board Leadership Structure
We separate the roles of Chief Executive Officer and Chairman of the Board in recognition of the differences between the two roles. Separating these positions allows Mr. Carbiener, our Chief Executive Officer, to focus more directly upon setting the strategic direction for the Company, executing our business plan, providing day-to-day leadership and guiding the senior management team through the implementation of our strategic initiatives, and allows Mr. Kennedy, our Executive Chairman of the Board, to provide guidance to our Chief Executive Officer, set the agenda for board meetings and preside over meetings of the full board. Because Mr. Kennedy is an employee of the Company and is therefore not independent, in February 2010 our board appointed Alvin R. (Pete) Carpenter to serve as lead director on an ongoing basis. As lead director, Mr. Carpenter serves as chairman during executive sessions of the independent directors, and reviews our board meeting agendas with our Executive Chairman prior to meetings. The separation of the lead director position allows Mr. Carpenter to facilitate the functioning of the board independently of our management and to focus on our commitment to corporate governance. Because of the many responsibilities of our board and the significant time and effort required by our Executive Chairman, our Chief Executive Officer and our lead director to perform their respective duties, we believe that having separate persons in these roles enhances the ability of each to discharge those duties effectively and, as a result, enhances our prospects for success. Our board also believes that having separate positions provides a clear delineation of responsibilities for each position and fosters greater accountability of management.
For the foregoing reasons, our board has determined that its current leadership structure is appropriate given our specific characteristics and current circumstances and in the best interests of the Company and its stockholders.
The Board’s Role in Risk Oversight, page 39
12.	We note your disclosure in this section and throughout your document. However, it does not appear that you have provided a conclusion regarding whether the risks arising from your compensation policies and practices for your employees are reasonably likely to have a material adverse effect on you. Also, it does not appear that you have provided a discussion regarding how your policies and practices of compensation relate to risk management practices and risk-taking incentives. See Item 402(s) of Regulation S-K. Therefore, please describe for us, and confirm you will disclose in future filings, the process you undertook to reach your conclusions that disclosure is not necessary.
The Company acknowledges the Staff’s comment and refers the Staff to page 35 of the 2010 proxy statement for a discussion relating to the Compensation Committee’s review of the Company’s compensation policies and practices and its determination that the Company’s programs are not reasonably likely to have a material adverse effect on the Company. The Company’s management reviewed 2009 revenue, earnings before interest and taxes, headcount, overall compensation and variable compensation for the Company as a whole and for each of the Company’s business units. Management interviewed business unit managers about their unit’s bonus and commission plans, and presented its findings to the Compensation Committee. The Compensation Committee reviewed this information with the assistance of its consultant in connection with its determination.
The Company confirms that it will disclose in future filings the process undertaken to reach the conclusion as to whether the Company’s compensation policies and practices are reasonably likely to have a material adverse effect on the Company.
Certain Relationships and Related Transactions, page 43
Review, Approval or Ratification of Transactions with Related Persons, page 50
13.	We note that your audit committee charter requires your audit committee to review and approve all transactions to which you are a party and in which any director or executive officer has a direct or indirect material interest, which you state includes all transactions required to be disclosed in the related party transactions section of this proxy statement. Please tell us, and confirm you will disclose in future filings, whether your related transaction policy relates to the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. If not, please describe for us your policy regarding transactions subject to Item 404(a) of Regulation S-K and confirm you will provide this disclosure in future filings.
The Company confirms that its related party transaction policy relates to the review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K, and that it will so state in future filings (please see the draft disclosure provided below in response to question 14).
14.	You state that your audit committee considers all relevant factors in reviewing and approving a related party transaction. Please describe for us in greater detail, and confirm you will disclose in future filings, how your audit committee would decide whether to authorize a related transaction under your policy. For example, please discuss the standards to be applied by the audit committee when deciding whether to approve a related transaction pursuant to your policy. See Item 404(b)(1) of Regulation S-K.
The Company notes the Staff’s comment and has addressed the Staff’s comment in the draft disclosure provided below. The Company will provide similar disclosure in its future filings. The Company intends to promptly adopt an amendment to its Audit Committee charter to more fully set forth these principles in writing. The draft disclosure below is written from the standpoint that such amendments have already been adopted.
Review, Approval or Ratification of Transactions with Related Persons
Our audit committee charter requires our audit committee to review and approve or ratify all transactions involving an amount in excess of $120,000 in which we are a participant and in which any related person of ours has a direct or indirect material interest (other than an interest arising solely as a result of their status as a related person with respect to the Company) (“related party transactions”). For this purpose, related person includes any director, director nominee, executive officer, beneficial owner of 5% or more of a class of our voting securities, or certain family members of the foregoing. This policy covers all transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K under the Securities Act of 1933. Under the charter, prior to entering into any related party transaction, the relevant related person (or the relevant director, nominee, officer or beneficial owner, in the case of a covered family member), or the general counsel or his designee, is expected to submit the related party transaction to the audit committee for approval (unless such transaction has been approved by the full board or another duly authorized committee thereof with respect to a particular transaction or transactions). The charter calls for the committee to make these decisions based on its consideration of all relevant factors, including but not limited to the related person’s relationship to the Company and interest in the transaction, (ii) the material facts relating to the transaction, including the amount and terms thereof, (iii) the benefits to the Company of the transaction, (iv) if applicable, the availability of other sources of comparable products or services, the costs payable or revenues available from using alternative sources and the speed and certainty of performance of such third parties, and (v) an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally. If the general counsel becomes aware of any related party transaction that is currently ongoing that has not previously been submitted for such review, he or his designee shall submit or cause to be submitted such transaction to the audit committee for consideration. In such event, the transaction shall be considered as described above. If a transaction is reviewed and not approved or ratified, the committee may recommend a course of action to be taken, which may include termination of the transaction. The provisions of our audit committee charter described above are in addition to and do not supersede any other applicable company policies or procedures, including our Code of Conduct.

Further, LPS acknowledges that:
-	LPS is responsible for the adequacy and accuracy of the disclosure in the filings;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-	LPS may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
We would appreciate receiving any further comments at the Staff’s earliest possible convenience. If you should have any questions or comments regarding this letter, please contact Robert S. Rachofsky at 212-259-8088 or Margarita Glinets at 212-259-8448.
Very truly yours,
/s/ Robert S. Rachofsky
Robert S. Rachofsky